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                                                         SEC FILE NUMBER
                                                           001-13549
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                                                         CUSIP NUMBER

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

        For Period Ended: ______________________________________

        |_| Transition Report on Form 10-K
        |_| Transition Report on Form 20-F
        |_| Transition Report on Form 11-K
        |_| Transition Report on Form 10-Q
        |_| Transition Report on Form N-SAR

        For the Transition Period Ended:________________________________________

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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

AMERICAN UNITED GLOBAL, INC.
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Full Name of Registrant


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Former Name if Applicable

11108 NE 106TH PLACE
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Address of Principal Executive Office (Street and Number)

KIRKLAND, WA 98033
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
|x| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company can not prepare and finalize the consolidating and consolidated financial statements by November 15, 2004 without unreasonable effort and expense.




PART IV -- OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification
       DAVID M. BARNES                       425                 869-7410
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                (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).     Yes  |x|   No |_|

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                       Yes |x|    No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The three months ended September 30, 2004 will reflect a loss of approximately $410,000 and the loss reported for the comparable period in 2003 was $441,000.

      The nine months ended September 30, 2004 will reflect a net loss of approximately $1,825,000 including interest expense of $220,000 relating to the Bridge Notes. In the comparable period of 2003, the net loss was $1,116,000 which included interest expense of $55,000. The higher interest in 2004 is due to both a longer time period of outstanding indebtedness than in 2003 and to the much higher default interest rate effective in the current year as the Notes are past due. In addition, the 2004 period includes a charge for stock award compensation of $476,000 whereas in 2003 there was a charge of $120,000 for stock option compensation. The 2003 nine month period also included other income of $280,000 for which there is no comparable figure in 2004.

      Results of operations for the three and nine month periods ended September 30, 2004 are subject to further review and adjustment.




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                       AMERICAN UNITED GLOBAL, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   NOVEMBER 12, 2004                By   DAVID M.BARNES
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---------------------------------ATTENTION--------------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001).
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